EXHIBIT 99.1

                                                          PRESS RELEASE



             Tikcro Technologies Reports 2005 Fourth Quarter Results

Tel Aviv, Israel, February 24, 2006 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the fourth quarter and year ended December 31, 2005.

Net income for the fourth quarter was $ 33,000, or $ 0.00 per share. Net income for the year ended December 31, 2005 was $ 4,000 or $ 0.00 per share.

As of December 31, 2005, the Company had cash and marketable securities totaling $9.9 million.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.


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                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)
-------------------------------------------------------------------------------------------------------------



                                                            December 31,         December 31,
                                                                2005                 2004
         Assets
               Current assets

               Cash and short-term marketable securities     $      9,890    $            9,755
               STMicroelectronics                                       _                   146
               Other receivables                                       24                    20
                    Total current assets                            9,914                 9,921

                    Total assets                             $      9,914    $            9,921
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                  $         42  $                37
               Other current liabilities                               162                  177
                                                           -------- -------     ----------------
                    Total current liabilities                          204                  214

               Shareholders' equity                                  9,710                9,707
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $      9,914  $             9,921
                                                           -------- -------     ----------------


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                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------

                                                            Three Months Ended December 31             Year Ended December 31
                                                              2005                 2004                 2005              2004
                                                              ----                 ----                 ----              ----

General and administrative expenses                           $ 56        $         103         $        233       $         351
                                                         ----------------     ----------------      --------------     -------------


Total operating expenses                                        56                  103                  233                 351

                                                         ----------------     ----------------      --------------     -------------

Operating loss                                                 (56)                (103)                (233)               (351)


Financial income, net                                           89                   40                  237                 140
                                                         ----------------     ----------------      --------------     -------------

Net income (loss)                                             $ 33        $         (63)         $         4        $        (211)
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic and Diluted net income (loss) per share                $ 0.00       $       ( 0.00)       $       0.00       $       (0.01)

                                                         ================     ================      ==============     =============

Basic weighted average shares                                23,726               23,726               23,726              23,726

                                                         ================     ================      ==============     =============

Diluted weighted average shares                              24,183               23,726               24,185              23,726
                                                         ================     ================      ==============     =============

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